# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zentalis Pharmaceuticals, Inc., CIK 0001725160
CUSIP: 98943L107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10275 Science Center Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001873515

## Reporting persons
- 5AM Opportunities II (GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,947,913; sole dispositive power 0; shared dispositive power 3,947,913; aggregate amount beneficially owned 3,947,913 (5.2% of the class)
- 5AM Opportunities II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,947,913; sole dispositive power 0; shared dispositive power 3,947,913; aggregate amount beneficially owned 3,947,913 (5.2% of the class)
- 5AM Opportunities (GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 890,658; sole dispositive power 0; shared dispositive power 890,658; aggregate amount beneficially owned 890,658 (1.2% of the class)
- 5AM Opportunities Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 890,658; sole dispositive power 0; shared dispositive power 890,658; aggregate amount beneficially owned 890,658 (1.2% of the class)
- Andrew J. Schwab: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,838,571; sole dispositive power 0; shared dispositive power 4,838,571; aggregate amount beneficially owned 4,838,571 (6.4% of the class)
- Kush Parmar: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,838,571; sole dispositive power 0; shared dispositive power 4,838,571; aggregate amount beneficially owned 4,838,571 (6.4% of the class)
- Anna Yaeger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 890,658; sole dispositive power 0; shared dispositive power 890,658; aggregate amount beneficially owned 890,658 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Zentalis Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 10275 Science Center Drive, Suite 200 , San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

5AM Opportunities II (GP), LLC ("Opps II GP")
5AM Opportunities II, L.P. ("Opps II")
5AM Opportunities (GP), LLC ("Opps GP")
5AM Opportunities Master Fund L.P. ("Opps Master")
Andrew J. Schwab ("Schwab")
Kush Parmar ("Dr. Parmar")
Anna Yaeger ("Yaeger")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o 5AM Ventures
4 Embarcadero Center, Suite 3110
San Francisco, CA 94111
Citizenship:
Opps II GP Delaware
Opps II Delaware
Opps GP Delaware
Opps Master Cayman Islands
Schwab United States
Parmar United States
Yaeger United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 3,947,913 shares of common stock held directly by Opps II and (ii) 890,658 shares of common stock held directly by Opps Master.

Opps II GP is the sole general partner of Opps II and Schwab and Dr. Parmar are the managing members of Opps II GP. Each of Opps II GP, Schwab and Dr. Parmar shares voting and dispositive power over the securities held by Opps II.

Opps GP is the sole general partner of Opps Master and Schwab, Dr. Parmar and Yaeger are the managing members of Opps GP. Each of Opps GP, Schwab, Dr. Parmar and Yaeger shares voting and dispositive power over the securities held by Opps Master.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon the sum of (i) 72,250,779 shares of common stock outstanding as of November 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025; and (ii) 3,928,571 shares of common stock issued to the Reporting Persons by the Issuer pursuant to an at-the-market offering by the Issuer on December 18, 2025 (the "ATM Offering").
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- 5AM Opportunities II (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (12/30/2025)
- 5AM Opportunities II, L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities II (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (12/30/2025)
- 5AM Opportunities (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (12/30/2025)
- 5AM Opportunities Master Fund L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities II (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (12/30/2025)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (12/30/2025)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (12/30/2025)
- Anna Yaeger: /s/ Anna Yaeger, Anna Yaeger (12/30/2025)